UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-07172

BRT Apartments Corp. (1)

(Successor in interest to BRT Realty Trust)

 (Exact name of registrant as specified in its charter)

60 Cutter Mill Road, Suite 303 Great Neck, New York 11021 (516) 466-3100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of Beneficial Interest in BRT Realty Trust

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share, of BRT Apartments Corp.

 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, BRT Apartments Corp. (as successor by conversion to BRT Realty Trust) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2017	BRT Apartments Corp.

	By:	/s/ David W. Kalish
	Name:	David W. Kalish
	Title:	Senior Vice President – Finance

(1)	On March 18, 2017, BRT Realty Trust, a Massachusetts business trust (“Old BRT”), completed its conversion (the “Conversion”) into BRT Apartments Corp., a Maryland corporation (“New BRT”). Upon the consummation of the Conversion, each outstanding share of beneficial interest in Old BRT automatically converted into a share of common stock of New BRT. The Conversion constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old BRT and does not affect the reporting obligations of New BRT, which is the successor to Old BRT under the Exchange Act.